Exhibit 10.2

January 17, 2023

Jay Sharp
[Address]

RE:      Promotion to President of Limbach

Dear Jay,

It is with pleasure that I confirm your promotion to President of the following Limbach Holdings Inc. entities: Limbach Company LLC, Limbach Company LP, Jake Marshall LLC and Limbach Facility & Project Solutions LLC (the “Company,” and collectively with Limbach Holdings, Inc. (the “Parent”) and the Company’s direct and indirect subsidiaries, the “Company Group”), effective January 17, 2023. You will report directly to the CEO of Limbach Holdings, Inc.

If for any reason should your current employment with the Company terminate, this promotion letter shall automatically terminate and be of no force and effect.

1.	Monthly Compensation

In consideration for your services, effective January 17 2023, your monthly base salary will increase to $37,166.67 ($446,000 annualized), with a vehicle allowance of $1,000 per month, and reimbursement of reasonable out-of-pocket business expenses in accordance with the Company Group’s written policies with respect to such matters. Your compensation will be reviewed annually as part of the Company Group’s year-end review process. In addition, we will pay you for miles driven on company business at the company’s standard mileage reimbursement rate, as published annually. Your car allowance covers all other vehicle expenses, including insurance.

2.	Employee Benefits

As a senior executive of the Company Group, you will also be eligible to participate in all employee benefit programs available to executives of the Company Group. You will retain your awarded Paid Time Off of four weeks per year, in accordance with the schedule in the employee manual.

3.	Annual Incentive Plan

The Compensation Committee of the Board (“Compensation Committee”), in its sole discretion, may award you an annual bonus based upon your performance and the Company Group’s operating results during the each year, of up to 60% of your then current base salary and based upon your achievement of the objectives identified by the Compensation Committee. In the unlikely event that employment would be terminated for Good Cause (as defined below), no bonus would be due. In the event your employment is terminated for a reason other than Good Cause (as defined below), you may be eligible for a bonus, as provided below, at the discretion of the Compensation Committee.

4.	Long-Term Incentive Plan

In addition to the compensation described above, you will continue to be eligible to participate in the Company Group’s LTIP program pursuant to the Parent’s Amended and Restated Omnibus Incentive Plan (as amended from time to time, the “OIP”), or any new program to be developed, and receive equity awards in the form as determined by the Compensation Committee (collectively, the “LTIP”) , and subject to vesting and other conditions as set forth in the LTIP and the applicable award agreements. Your 2024 award will have a grant date fair value equal to 70% of your base salary and calculated using the 10-day VWAP calculation generally used by Parent. In addition, the Compensation Committee has approved a one-time special grant (the “True-up Grant”) whereby you have received as of the date of this letter becoming fully executed an additional LTIP award for 2023 in the amount of $121,400.00, to be split one-third in time-based RSUs and two-thirds performance-based PSUs. The True-up Grant is meant to take your current 2023 LTIP award as already granted and increase it so the total 2023 LTIP grants (including the True-up Grant) equals 70% of your base salary as set forth in Section 1 above. The same 10-day VWAP calculation methodology generally used by Parent will be used for the True-up Grant. (See Exhibit 1)

5.	Termination

In the event (I) your employment with the Company Group is terminated for reasons other than your Resignation (as defined below), death, disability, or Good Cause either before or after a Change in Control (as defined below) or (ii) you Resign for Good Reason as of, or within twelve months following, a Change in Control (as defined below), in each case you will be entitled to receive (a) all previously earned and accrued but unpaid base salary up to the date of termination, (b) a portion of any annual incentive plan payment earned in accordance with the terms established by the Compensation Committee during the year of termination, pro-rated based upon the number of days you were employed during that year prior to the date of termination (paid only when such payment would otherwise be due and is approved by the Compensation Committee), and (c) base salary and all health benefits through the date that is twelve (12) months from the date of your termination (“Salary Continuation Period”).

“Change in Control” shall have the meaning ascribed to it in the OIP as in effect on the date hereof. Notwithstanding the foregoing, a Change in Control shall not occur unless such transaction constitutes a change in the ownership of the Parent or the Company, a change in effective control of the Parent or the Company, or a change in the ownership of substantially all of the Parent or the Company’s assets under Section 409A of the Internal Revenue Code of 1986, as amended. Should a Change in Control occur, all share not vested will vest.

In the event your employment with the Company Group is terminated as a result of your Resignation or for Good Cause, your rights to receive any and all compensation and benefits of any kind will terminate on the date of the termination of your employment.

“Resignation” means your termination of employment with the Company Group, other than Good Reason.

“Good Reason” means the occurrence of any of the following, in each case during the term of your employment with the Company Group without your written consent: (i) a material reduction in your base salary other than a general reduction in Base Salary that affects all similarly situated executives; (ii) a material reduction in your annual incentive plan or LTIP opportunity; (iii) a relocation of your principal place of employment by more than 30 miles; (iv) any material breach by the Company Group of any material provision of this offer letter; (v) the Company Group’s failure to obtain an agreement from any successor to the Company Group to assume and agree to perform this offer letter in the same manner and to the same extent that the Company Group would be required to perform if no succession had taken place, except where such assumption occurs by operation of law.

You cannot terminate your employment for Good Reason unless you have provided written notice to the Company of the existence of the circumstances providing grounds for termination for Good Reason within 20 days of the initial existence of such grounds and the Company Group has had at least 20 days from the date on which such notice is provided to cure such circumstances. If you do not terminate your employment for Good Reason within 10 days after the end of the Company Group’s cure period, then you will be deemed to have waived your right to terminate for Good Reason with respect to such grounds.

“Good Cause” means that the Company or Parent have determined that any of the following has occurred: (i) the commission of, or being charged with, a felony or other crime involving moral turpitude, which could reasonably be expected to have a material adverse effect on the Company Group or your ability to perform your duties, as determined in the reasonable discretion of the Board, (ii) the commission of fraud, embezzlement or other deliberate act or omission involving dishonesty, insubordination or exceeding your authority with respect to the Company Group or any of its subsidiaries, the specific nature of which shall be set forth in a written notice by the Company Group to you, (iii) your use of alcohol or illegal drugs that may have a material adverse effect on your ability to perform your duties, responsibilities and functions (iv) your failure to perform your duties and responsibilities, which failure is not cured to the Board of Directors’ reasonable satisfaction within thirty (30) days after written notice thereof to you setting forth in reasonable detail the nature of such failure and the action required to cure such failure, (v) gross negligence or willful misconduct in the management of the Company Group or any of its subsidiaries, (vi) intentionally causing the Company Group or any of its subsidiaries to violate a local, state or federal law in any respect, (vii) misappropriation of one or more of the Parent’s or its direct or indirect subsidiaries assets or business opportunities, (viii) misrepresentation to or concealment of material information from the Board or the Chief Executive Officer which, if capable of being cured, is not cured to the Board’s reasonable satisfaction within thirty (30) days after written notice thereof to you and/or (ix) a violation of any material policy of the Company including, but not limited to, policies regarding harassment or discrimination.

Notwithstanding the forgoing and subject to your rights to the Salary Continuation Period, you understand and agree your employment with the Company Group is as an employee at-will, and that you may resign, or the Company Group may terminate your employment, at any time, for any or for no reason, with or without cause, good cause, warning, or notice. To be eligible to receive payments during the Salary Continuation Period pursuant to this letter, you shall be required to execute and deliver to the Company Group, and not revoked (if applicable law requires that you be permitted to revoke) a separate general release of all claims in favor of the Company Group and its affiliates in a form acceptable to the Company Group.

6.	Tax Withholding

All amounts payable to you as compensation hereunder shall be subject to all customary withholding, payroll and other taxes, and the Company Group shall be entitled to deduct or withhold from any amounts payable to you any federal, state, local or foreign withholding taxes, excise taxes, or employment taxes imposed with respect to your compensation or other payments or your ownership interest in the Company (including, without limitation, wages, bonuses, dividends, the receipt or exercise of equity options and/or the receipt or vesting of restricted equity).

7.	Non-solicitation and Confidential Information

As a condition of your employment, you will agree that for a period of two (2) years following termination of your employment, for any reason by either party, you will not directly or indirectly (i) induce or attempt to induce any employee of the Parent or its direct or indirect subsidiaries, divisions and affiliates to leave the employ of the Parent or its direct or indirect subsidiaries, divisions and affiliates, (ii) hire any person who was an employee of the Parent or its direct or indirect subsidiaries, divisions and affiliates at the time of your employment or six (6) months prior thereto, or (iii) interfere with the Company Group’s relationship with any of its current customers, suppliers, subcontractors or vendors, as well as any potential customers with which the Company has initiated negotiations.

You further recognize and acknowledge that the information, observations and data (including trade secrets and information regarding potential acquisitions by the Company), obtained by you while employed by the Company Group (hereinafter called “Confidential Information”) are the property of the Company Group. In addition, except as required by law or court order, you will not, during or after your term of employment, disclose to any unauthorized person or use for your own purposes any of the Confidential Information without the prior written consent of the Board, unless and to the extent such Confidential Information becomes generally known to and available for use by the public other than as a result of your acts or omissions. Notwithstanding the foregoing, nothing in this letter agreement prohibits you from reporting to any governmental authority information concerning violations of law or regulation and you may disclose Confidential Information to a government official or to an attorney and use it in certain proceedings without fear of prosecution or liability, provided that you do so in a manner consistent with 18 U.S.C. § 1833.

8.	Acknowledgment

YOU HEREBY ACKNOWLEDGES AND REPRESENTS THAT YOU HAVE CONSULTED WITH INDEPENDENT LEGAL COUNSEL REGARDING YOUR RIGHTS AND OBLIGATIONS UNDER THIS LETTER AGREEMENT AND THAT YOU FULLY UNDERSTAND THE TERMS AND CONDITIONS CONTAINED HEREIN AND THEREIN.

9.	Clawback

Notwithstanding any other provisions in this letter agreement to the contrary, any incentive-based compensation, or any other compensation paid to you pursuant to this letter agreement or any other agreement or arrangement with the Company Group, that is subject to recovery under any law, government regulation or stock exchange listing requirement will be subject to such deductions and clawback as is required to be made pursuant to such law, government regulation or stock exchange listing requirement. In addition, this letters, the agreements referenced herein and compensation paid under this letter agreement and/or the agreements referenced herein will be administered in compliance with Section 10D of the Securities Exchange Act of 1934, as amended, any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which shares of Parent may be traded, and any Company Group policy adopted with respect to compensation recoupment, to the extent the application of such rules, regulations and/or policies is permissible under applicable local law. This provision will not be the Company Group’s exclusive remedy with respect to such matters.

10.	Section 280G of the Internal Revenue Code

Notwithstanding anything to the contrary in this letter agreement, the amount to be paid by the Company Group to you pursuant to this letter agreement shall be limited such that the total “parachute payments” (as defined in Section 280G(b)(2)(A)(i) of the Internal Revenue Code of 1986, as amended (the “Code”)) made to you by the Company Group pursuant to this agreement or otherwise does not exceed the product of 2.99 times the “base amount” (as defined in Section 280G(b)(3) of the Code) for you.

11.	Section 409A of the Code

It is intended that any amounts payable under this letter agreement shall be exempt from and avoid the imputation of any tax, penalty or interest under Section 409A of the Code (“Section 409A”) to the fullest extent permissible under applicable law; provided, that if any such amount is or becomes subject to the requirements of Section 409A, it is intended that those amounts shall comply with such requirements. This letter agreement shall be construed and interpreted consistent with that intent. In furtherance of that intent, if payment or provision of any amount or benefit hereunder that is subject to Section 409A at the time specified herein would subject such amount or benefit to any additional tax under Section 409A, the payment or provision of such amount or benefit shall be postponed to the earliest commencement date on which the payment or provision of such amount or benefit could be made without incurring such additional tax. In no event, however, shall the Company Group be liable for any tax, interest or penalty imposed on you under Section 409A or any damages for failing to comply with Section 409A.

If you are a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of your termination of employment under this letter agreement for any reason, you shall not be entitled to any payment or benefit pursuant to Section 5 until the earlier of (A) the date which is six (6) months after your separation from service (within the meaning of Section 409A) for any reason other than death, or (B) the date of your death; provided, that this paragraph shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A. Any amounts otherwise payable to you upon or in the six (6) month period following your separation from service that are not so paid by reason of this paragraph of Section 11 shall be paid (without interest) as soon as practicable (and in any event within thirty (30) days) after the date that is six (6) months after your separation from service (provided that in the event of your death after such separation from service but prior to payment, then such payment shall be made as soon as practicable, and in all events within thirty (30) days, after the date of your death).

Any reimbursement payment or in-kind benefit due to you pursuant to Section 1, to the extent that such reimbursements or in-kind benefits are taxable to you, shall be paid on or before the last day of your taxable year following the taxable year in which the related expense was incurred. You agree to provide prompt notice to the Company Group of any such expenses (and any other documentation that the Company Group may reasonably require to substantiate such expenses) in order to facilitate the Company Group’s timely reimbursement of the same. Reimbursements and in-kind benefits pursuant to Section 1 are not subject to liquidation or exchange for another benefit and the amount of such benefits that you receive in one taxable year shall not affect the amount of such reimbursements or benefits that you receives in any other taxable year.

For purposes of Section 409A, your right to receive any installment payments hereunder shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this letter agreement specifies a payment period with reference to a number of days (e.g., payment shall be made within thirty (30) days following the date of termination), the actual date of payment within the specified period shall be within the sole discretion of the Company Group. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. Notwithstanding the foregoing, the Company Group makes no representations that the payments and benefits provided under this letter agreement comply with Section 409A, and in no event shall the Company Group be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by the you on account of non-compliance with Section 409A.

12.	Complete Agreement

This letter agreement and those documents expressly referred to herein, including the exhibits to this letter agreement, if any, embody the complete agreement and understanding among the parties and, as of the Effective Time, shall supersede and preempt any prior understandings, agreements or representations by or among you and the Company Group, written or oral, which may have related to the subject matter hereof in any way. This letter agreement may not be amended, modified or changed (in whole or in part), except by written agreement executed by you and the Parent, and no course of conduct or course of dealing or failure or delay by any party hereto in enforcing or exercising any of the provisions of this letter agreement (including, without limitation, the Company Group’s right to terminate your employment for Good Cause) shall affect the validity, binding effect or enforceability of this letter agreement or be deemed to be an implied waiver of any provision of this letter agreement.

13.	Survival

This letter agreement survives and continues in full force in accordance with its terms notwithstanding the termination of your service to the Company Group.

14.	Counterparts

This letter agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

15.	Successors and Assigns

This letter agreement is intended to bind and inure to the benefit of and be enforceable by you, the Company Group and their respective heirs, permitted successors and permitted assigns (including, for the avoidance of doubt, to the Company Group’s successors or assigns in the event of a Change in Control); provided, that the services provided by you under this letter agreement are of a personal nature and your rights and obligations under this Agreement shall not be assignable; and provided, further, that, except in connection with a Change in Control, the Company Group shall not be entitled to assign this letter agreement or its rights and obligations thereunder without your consent.

16.	Choice of Law

All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or of another State) and the parties hereto hereby irrevocably submit to the jurisdiction of the courts of the State of Delaware.

17.	Waiver of Jury Trial

Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this letter agreement or any other matter relating to or arising from your employment with the Company Group.

18.	Executive’s Cooperation

During your term of employment with the Company Group and for three (3) years thereafter, you shall cooperate with the Company Group in any internal investigation or administrative, regulatory or judicial proceeding as reasonably requested by the Company Group (including, without limitation, you being available to the Company Group upon reasonable notice for interviews and factual investigations, appearing at the Company Group's request to give testimony without requiring service of a subpoena or other legal process, volunteering to the Company Group all pertinent information and turning over to the Company Group all relevant documents which are in or may come into your possession, all at times and on schedules that are reasonably consistent with your other permitted activities and commitments). In the event the Company Group requires your cooperation in accordance with this Section 20 after your employment with the Company Group, the Company Group shall reimburse your for reasonable travel expenses (including, but not limited to, lodging and meals), promptly and in any event within thirty (30) days following submission of receipts.

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We are very pleased to make you this offer. If you have any questions, please contact me at [Phone Number].

Very truly yours,

LIMBACH HOLDINGS, INC.

/s/ Charles A. Bacon III
Charles A. Bacon III, CEO

AGREED AND ACCEPT:

Jay Sharp offer dated January 17, 2023

Offer accepted:	/s/ Jay Sharp	Date:	01/17/2023
Signature

Exhibit 1:

Prior Base Salary	New Base Salary	Prior LTIP %	Prior LTIP $	New LTIP %	New LTIP $	LTIP Difference	2023 VWAP	Special Grant Total Share Count	Service Shares	Performance Shares
$381,600	$446,000	50.00%	$190,800	70.00%	$312,200	$121,400	$10.86	11,179	3,726	7,452